Exhibit 4.16

AMENDMENT AGREEMENT TO THE PROFESSIONAL SERVICES CONTRACT, ENTERED INTO BY AND BETWEEN THE COMPANY "MINERA SAN XAVIER, S.A. DE C.V.", REPRESENTED BY MR. SERGIO ENRIQUE LOPEZ BRIONES (HEREINAFTER REFERRED TO AS "MSX") AND BY THE COMPANY "FIREX, S.A. DE C.V.", REPRESENTED BY MR. JORGE MENDIZABAL ACEBO (HEREINAFTER REFERRED TO AS "FIREX"), ACCORDING TO THE FOLLOWING ANTECEDENTS, REPRESENTATIONS AND CLAUSES.

A N T E C E D E N T S

[English Translation of Spanish Language Document]

FIRST.- On October 25th, 2004, MSX and FIREX entered into a professional services contract, by which the latter committed to assist the first, during the development of the mining project of Cerro de San Pedro, located in the Municipality of the same name, for which Mr. Jorge Mendizabal Acebo was appointed as advisor, acting as General Director of such project. The term of effectiveness originally agreed for such contract was of six (6) months.

SECOND.- Since it represents a benefit for MSX, this has agreed with its counterpart, to modify the term of effectiveness of such contract, reason that justifies the formalization of the present amendment agreement.

R E P R E S E N T A T I O N S

I. Of MSX:

UNIQUE.- To ratify each and all the representations established on the contract described in the FIRST antecedent of this document.

II. Of FIREX:

UNIQUE.- To ratify each and all the representations established on the contract described in the FIRST antecedent of this document.

III. Of the parties:

a) To ratify the content of their respective representations manifested in this document and to acknowledge the personality and legal capacity to which they formalize the same.

b) To accept regulate the legal relationship that binds them, according to the terms, conditions and scope of this amendment agreement, in accordance to the content of the same, granting their free will, not existing deceitful representations, error, bad faith, nor any other act or omission that would induce the parties to enter this agreement that they would not otherwise have made; the parties, therefore, agree the following:

C L A U S E

UNIQUE.- The parties ratify the content and scope of each and all the clauses container in the professional services contract, referred to in the FIRST antecedent of this document, with exception to clauses SECOND and THIRD, which are hereby amended as follows:

"SECOND.- TERM OF EFFECTIVENESS. The present contract shall be effective for an indefinite term, having the parties the right to terminate it at any time, by giving its counterpart written notice, with at least thirty (30) days of anticipation to the date in it wishes to stop the professional services, and provided that the professional fees agreed in favor of FIREX, shall be paid until the date in which the contract is formally terminated.

THIRD.- PROFESSIONAL FEES. MSX shall pay FIREX, for the professional services described in clause first, a monthly fee equal to US$6,250.00 (six thousand two hundred and fifty dollars 00/100 USCy) plus the corresponding Added Value Tax, amount that shall be paid in Mexican currency at the rate determined by BANXICO on the day on which the amount is due and payable."

Having read the parties the present agreement, they sign it in two (2) copies, in the city of San Luis Potosi, on the 15th day of April, 2005.

By MSX	By FIREX
/s/ Sergio Enrique Lopez Briones	/s/ Jorge Mendizabal Acebo
MR. SERGIO ENRIQUE LOPEZ	MR. JORGE MENDIZABAL ACEBO
BRIONES

WITNESSES

/s/ Richard J. Hall	/s/ Jesús Motilla Martinez
MR. RICHARD J. HALL	MR. JESUS MOTILLA MARTINEZ